

May 5, 2014

<u>Via E-mail</u>
Mr. David Voyticky
Chief Financial Officer
Miller Energy Resources, Inc.
9721 Cogdill Road, Suite 302
Knoxville, TN 37932

> **Re: Miller Energy Resources, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2013**
> **Filed July 15, 2013**
> **Supplemental response dated April 11, 2014**
> **File No. 001-34732**

Dear Mr. Voyticky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended April 30, 2013</u>

<u>Business and Properties, page 1</u>

<u>Cook Inlet and Susitna Basins, page 2</u>

1.   In part, your response to comment 2 in our letter dated February 21, 2014 states "The Ralph E. Davis Associates, Inc. ("Davis") reserve report filed as part of the Form 10-K does not include the cost of future replacement of ESPs [Electrical Submersible Pumps] because such pump failures or replacements are not routinely expected or predictable and production optimization workovers have not been scheduled in the reserve report." We note that ESP replacement is a routine occurrence in the industry and remarks attributed to your chief executive officer as part of the conference call to discuss your April 30, 2013 operating results indicate that pumps need to be replaced every 18-24 months.

Please present support for the assumption that your ESPs will perform without replacement for the economic lives of the wells

Production, Pricing, and Lease Operating Cost Data, page 8

2.   We note your response to comment 5 in our letter dated February 21, 2014. Please revise to disclose, for each of the last three years, historical production, average sales prices, and average unit production costs for each of those fields which comprise at least 15% of your total proved reserves or tell us why this disclosure is not required. These fields appear to be Redoubt Shoal and West McArthur River. Please refer to Item 1204 of Regulation S-K [**Federal Register**/Vol. 74, No. 9 /Wednesday, January 14, 2009 /Rules and Regulations/page 2195] as well as the related discussion on page 2177.

Oil and Natural Gas Reserves, page 10

3.   In part, your response to comment 7 in our letter dated February 21, 2014 states "…we have commenced or completed work on several wells that target reserves listed as proved undeveloped reserves in our reserve report dated April 30, 2013, including RU-2A, RU-5B (listed as "Redoubt 05A" in the report), WMRU-8 and RU-9 (listed as "Redoubt South Stepout 9" in the report)." With reasonable detail, please tell us the status, as of April 30, 2014, of these four wells.

4.   We note your statement that logistical and harsh weather environment circumstances are "specific circumstances" for the development of proved undeveloped reserves ("PUDs") to require more than five years beyond initial booking. As these circumstances appear to be typical for Alaska operators, please tell us the allowances you incorporated in the PUD drilling schedule to accommodate down time due to logistics and harsh weather.

Exhibit 99.1

5.   Your response to comment 13 in our letter dated February 21, 2014 states, in part, that "We understand that a Davis representative will contact Mr. Winfrey concerning this comment to their reserve report letter." As no such contact has been made, we reissue our prior comment.

6.   Please tell us why, based on the information in this reserve report, it appears that there are no PUD fixed cost line items for West McArthur River or the Kustatan facility.

7.   For each of the three Redoubt Shoal PUD locations listed in comment three above, the ratios of present value at ten percent discount to undiscounted cash flow – .62 to .68 – are significantly higher than that ratio for the Redoubt Shoal Fixed Operating Costs – .43. This appears to imply that the first production from these PUDs is scheduled earlier than the time at which the projected Redoubt PUD fixed operating costs will be incurred. With reasonable detail, please explain these apparent differences to us and address any material change in reserves and projected cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald M. Winfrey, Petroleum Engineer at 202-551-3704 if you have questions regarding engineering comments or me at 202-551-3311 if you have any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief